

January 5, 2015

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, TX 77002

  Re: **Hennessy Capital Acquisition Corp.**
     Preliminary Proxy Statement on Schedule 14A
     Filed September 23, 2014
     File No. 001-36267

Dear Mr. Hennessy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Susan Block

        Susan Block
        Attorney-Advisor

cc: Michael P. Heinz, Esq.